UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 21, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Clearwire Corporation

File No. 333-158270 - CF#23537

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Clearwire Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-1 filed on March 27, 2009, as amended.

Based on representations by Clearwire Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.42   through March 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel